Suite 3120 - 666 Burrard Street Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ
NYSE Amex – Ticker Symbol – AZK
U.S. Registration:  (File 001-31893)
News Release Issue No. 37 - 2010

December 16, 2010
FOR IMMEDIATE RELEASE

AURIZON OPTIONS MIDLAND EXPLORATION’S PATRIS GOLD PROPERTY

Aurizon Mines Ltd. (TSX:ARZ; NYSE Amex:AZK) (“Aurizon”) is pleased to announce the signing of an option agreement with Midland Exploration Inc. (“Midland”) (TSX-V: MD) on the Patris gold property, currently held 100% by Midland.  The property, which comprises 50 claims covering a surface area of 22 square kilometres, is located in La Pause and Clericy townships, 30 kilometres northeast of Rouyn-Noranda, and 7 kilometres from Aurizon’s Joanna project, in the Abitibi region of Quebec.

Aurizon can acquire a 50% interest in the Patris gold property during a four-year earn-in period under the following conditions:

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Cash payments totalling $230,000, of which $40,000 is payable upon signing the agreement;

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Exploration expenditures totalling $3,000,000, of which $600,000 is a firm commitment in the first year.

Midland will be the initial operator.  Upon acquiring a 50% interest, Aurizon will be the operator and have the option to acquire an additional 10% interest by delivering a pre-feasibility study on the property within a four-year period during which it will make annual cash payments of $80,000 and complete 40,000 metres of drilling.

“We are pleased to enter into the option agreement with Midland.” said David Hall, Aurizon’s Chief Executive Officer. “The Patris property is well situated in the heart of the Abitibi gold camp, in the same area where Aurizon is actively exploring the Joanna and Fayolle properties.  This represents a continuation of Aurizon’s strategy to actively explore an attractive portfolio of properties close to our production and technical base.”

Recent exploration work by Midland on the Patris property consisted of line cutting followed by ground-based geophysical surveys, comprising a magnetic survey and an IP survey totalling about 30 kilometres.  The latter geophysical method has the ability to detect even small amounts of mineralization, often occurring as finely disseminated sulphides in country rocks, which may contain gold.  The newly defined targets mainly consist of weak chargeability highs combined with higher resistivity values.  This type of IP anomaly is typical of strongly silicified zones and mineralized felsic intrusive zones.  These new anomalies are all located proximal to the La Pause Fault (Destor-Porcupine South), in both ultramafic rocks of the Malartic Group and sedimentary rocks of the Kewagama Group.

The Patris property has a very strong potential for gold discoveries similar to deposits in the Cadillac and Malartic gold mining camps, as it covers the faulted and folded contact between sedimentary rocks of the Kewagama Group and mafic to ultramafic volcanic rocks of the Malartic Group over more than 4 kilometres of strike length. Several new folded structures were recently interpreted based on magnetic data, which represent favourable sites for the injection of porphyry intrusions and deposition of gold mineralization.  Many gold showings occur near this contact.

Aurizon Mines Ltd.
News Release – December 16, 2010
Aurizon Options Midland Exploration’s Patris Gold Property

Additional Information

The attached sketch shows the location of the Patris property.

Information of a scientific or technical nature in this news release has been reviewed by Martin Demers, P. Geo, Manager, Exploration, a Qualified Person as defined by National Instrument 43-101.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

For further information, contact

AURIZON MINES LTD.
David Hall, President and C.E.O. Telephone: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932	Martin Bergeron, Vice President, Operations Telephone: (819) 874-4511 Fax: (819) 874-3391
Web Site: www.aurizon.com Email: info@aurizon.com
or

Renmark Financial Communications Inc.
1550 Metcalfe, Suite 502

Montreal, QC   H3A 1X6

Barry Mire: bmire@renmarkfinancial.com
Maurice Dagenais: mdagenais@renmarkfinancial.com
Media: Lynn Butler: lbutler@renmarkfinancial.com

Tel: (514) 939-3989  Fax: (514) 939-3717

Aurizon Mines Ltd.
News Release – December 16, 2010
Aurizon Options Midland Exploration’s Patris Gold Property

FORWARD LOOKING STATEMENTS AND INFORMATION

This report contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities regulations in Canada and the United States (collectively, "forward-looking information"). The forward-looking information contained in this report is made as of the date of this report. Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information. Forward-looking information includes, but is not limited to, statements with respect to and the effects thereof, the entering into of a final agreement with Midland, the timing and amount of estimated exploration expenditures, plans and budgets for and expected timing and results of exploration activities, Forward-looking information can be identified by the use of words such as "intends", or statements that certain actions, events or results "would", "will" be taken, occur or be achieved.

The forward-looking information contained in this report is based on certain assumptions that the Company believes are reasonable, that the current price of and demand for gold will be sustained or will improve.  However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information.  Such factors include, among others, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of accidents, labour disputes and other risks generally associated with exploration, unanticipated delays in obtaining governmental approvals or financing or in the completion of exploration activities, as well as those factors and other risks more fully described in Aurizon's Annual Information Form filed with the securities commission of all of the provinces and territories of Canada and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.